A Technical Report Covering the

Zama Lake Pb -Zn Property

For Ivany Mining Inc.

Bistcho Lake Area, Alberta

May 15, 2007.

This report covers the 92,160 hectares  (227,732.3 acres) in ten Metallic and Industrial Minerals Permits held by Mr. Richard G. Walker, in trust for Star Uranium Corp.
centered on 57° 28' N 127°22' W in NTS Map Sheet 84M.

By:

Paul A. Hawkins, P.Eng.
Paul A. Hawkins & Associates Ltd.
72 Strathlorne Crescent SW.,
Calgary, AB  T3H 1M8
(403) 242-7745

Report #2007-217-1

Table of Contents
Page #

1.0.0	Executive Summary	4
1.1.0	Introduction and Terms of Reference	4
1.2.0	Reliance on Other Experts	6

2.0.0	General Property Description and Location	6
2.1.0	Property Location	6
2.2.0	Mineral Tenure	8
2.3.0	Accessibility, Local Resources, and Infrastructure	11
2.4.0	Climate and Physiography	12
2.5.0	Environmental Matters	12
2.6.0	Property History	13
		14
3.0.0	Geological Setting	14
3.1.0	Property Geology	18
3.2.0	Deposit Types	18
3.2.1	MVT Model	22
3.2.2	SEDEX Model	25
3.3.0	Mineralization

4.0.0	Previous Exploration and Development	26
4.1.0	GSC / AGS Sampling Method and Approach	26
4.2.0	GSC / AGS Sample Preparation and Analysis	27
4.3.0	GSC / AGS Till Sampling Results	30

5.0.0	SUV Initial Follow-up Program	33
5.1.0	SUV Till Sampling Method and Approach	33
5.2.0	SUV Till Sample Preparation and Analysis	34
5.3.0	SUV Till Sampling Results	35
5.3.1	Till Geochemistry	38
5.4.0	Aeromagnetics Survey	40
5.5.0	Data Verification	40

6.0.0	2007 Property Examination	42
6.1.0	Drilling	42
6.2.0	Mineral Processing and Metallurgical Testing	42
6.3.0	Mineral Resource and Mineral Reserve Estimates	42

7.0.0	Adjacent Properties	43

8.0.0	Exploration Potential	43
8.1.0	Interpretation and Conclusions	44
8.2.0	Recommendations	44

	References	46

	Date and Signature Page	49

	List of Figures
		Page #
1.	Project Location Map	51
2.	Permit Location Map	7
3.	Regional Geology	15
4.	Western Canadian Pb-Zn Deposits	19
5.	Sphalerite Distribution	28
6.	Galena Distribution	29
7.	Zinc Content in Silt and Clay Size Fraction	31
8.	Lead Content in Silt and Clay Size Fraction	32
9.	SUV Follow-up Sampling - Sphalerite	36
10.	SUV Follow-up Sampling - Galena & Gold	37
11.	Follow-up Till Geochem - Pb, Zn, Mo	39

	List of Tables
		Page #
1.	Permit Listing	10
2.	Zama Lake Area - Table of Geological Formations	16
3.	Proposed Budget - Zama Lake Property	45

A Technical Report
For
Ivany Mining Inc.
On the Zama Lake Pb-Zn Property

1.0.0	Executive Summary

The exploration potential of the Zama Lake Pb-Zn property lies in the recognition that the discovery of sphalerite, galena, and barite grains in heavy mineral concentrates are indicative of the metal bearing hydrothermal fluids ascending through a sedimentary package which hosts carbonates and shale where they could have formed conomic Pb-Zn deposits.  The presence of the classical Pb – Zn – Mo anomalous geochemistry on a regional basis in the surficial environment in the clay silt fraction of till within the Zama Lake area indicates proximal source and not a far traveled transported anomaly.  Throughout northern Alberta and southern Northwest Territories, numerous and extensive thick carbonate successions occur in the cratonic platform wedge of strata within the Western Canadian Sedimentary Basin.  These same rocks host the Pine Point MVT mineralization. Current research indicates anomalous metal concentrations exist in Cretaceous shale of the Colorado Group and Shaftesbury Formation related to possible Sedex type mineralization.  No Sedex deposits have been found in Cenozoic or Mesozoic age rocks but there is a clear association and close genetic link between deposit types.  Potential exists for both types of deposit in the Zama Lake area.

The Pb-Zn potential of northern Alberta has largely been unrecognized because of the dominant focus on petroleum resources and the lack of knowledge of the possible occurrence of metallic minerals within the same geological formation.  Total Budget for the recommended two-phase program is estimated at $1,400,000 and is warranted to test this grass roots Pb-Zn property in northern Alberta.

1.1.0               Introduction and Terms of Reference

In April 2007, Derek Ivany, CEO of Ivany Mining Inc. (“Issuer”) requested Paul A. Hawkins & Associates Ltd. to prepare a Technical Report as defined under NI 43-101 in support of the acquisition of the Zama Lake Pb-Zn property (Figure 1) from Star Uranium Corp.  Previous to this the author had acted as the Qualified Person for the property and has made two personal inspections of the property with the latest being in October 2006.  Till samples, were collected to verify previous sampling. The author is independent of Star Uranium and Ivany Mining Inc.

Star Uranium Corp. acquired the property by staking, upon the release of GSC Open File 5121 (Plouffe et al., 2006).  The Open File announced the discovery of anomalous concentrations of sphalerite and galena grains within the course sand fraction of bulk till samples in a regional program originally designed to assess the regional occurrence of kimberlite indicator minerals.  The number of grains recovered was the highest ever reported in a till sample in Canada (Plouffe et al., 2006).

1.2.0             Reliance on Other Experts

Paul A. Hawkins, P.Eng., as Qualified person, is responsible for all sections of this report.  The preparation of this report consisted of the compilation of field and laboratory work supervised by the author to confirm the occurrence of sphalerite grains in the till.  Our examination was unrestricted.  The conclusions reached in this report are our own.

2.0.0	General Property Description and Location

The Zama Lake Pb-Zn consists of ten metallic mineral permits covering 92,160 hectares (227,732.3 acres) located 700 km north northwest of Edmonton Alberta.  The property is a grass roots Pb-Zn Play staked as the result of the discovery of anomalous sphalerite and galena grains found in till samples collected during diamond exploration.  The property area is forested and hosts parts of the Zama Lake Oil and Gas field.  Zama Lake and Zama City are oil industry support bases and are located within the property.  The First Nation Dene Tha’ (Assumption-Habay-Chateh) settlement exists to the south of the property.

2.1.0	Property Location

The property is located in the Bistcho Lake Area of northern Alberta within the Municipal District of Mackenzie No. 23, approximately 700 km (435 miles) north northwest of Edmonton (Figure 1).  The property lies on the southern margin of the Cameron Hills in N.T.S. 84M and is centred on 57° 28' N 127° 22' W.   The nearest supply point to the project is the town of High Level, which is 130 km to the southeast.  The town of High Level, is 800 km by road from Edmonton, has an estimated population of 4,200.  The ten permits, which make up the property, are shown on Figure 2.  Access onto the property is possible from the east off of the Mackenzie Highway #35 and from the south off of the Rainbow Lake Highway #58.

Staked
Bistcho Lake
Staked
SWY
Bistcho Lake
I.R.213
Jackfish Point
I.R.214
Staked
Ivany
Ivany (SUV)
Zama City
A1-Cats
SWY
Upper Hay River
I.R.212
Amber River
I.R.211
Hay Lake
Hay Lake
I.R.209
Zama Lake
I.R.210
Zama Lake
35
58
High Level Airport
High Level
Bushe River
I.R.207
N
0
50 km
Scale

Zama Lake Pb-Zn
Permit Location

Figure 2.

2.2.0                      Mineral Tenure

The Metallic Minerals and Industrial Minerals Permits (“Permits”) covered by this report were staked under the terms of the Mines and Minerals Act – Metallic and Industrial Minerals Tenure Regulation (AR 145/2005).  The permits grants the holder:

(a)	the non-exclusive right to explore for metallic and industrial minerals on the surface of the location,
(b)	the exclusive right to explore for metallic and industrial minerals in the subsurface strata within and under the location, and
(c)
the right to remove samples of metallic and industrial minerals from the location for the purposes of assaying and testing and of metallurgical, mineralogical and other scientific studies. (AR 145/2005)

The regulations require that the recorded holder of permits shall perform, or have performed, exploration and development work (assessment work) on the permits to a per hectare value of $5 in the first assessment period.  A permit assessment period is two years.  In the second and third assessment periods this increases to $10 per hectare.  In the fourth to seventh assessment period this increases to $15 per hectare.  No filing fees are associated with filing assessment work.  These assessment work requirements are calculated from the date of issue of the current permit.
A permit may be held for fourteen years and can vary in size from a minimum of 16 hectares to a maximum of 9,216 hectares.  Permit boundaries are defined by the Alberta Township Survey system.  Permit locations are therefore defined by a township, range, section, and legal subdivision.  A township is 9,216 hectares in size while a section is 256 hectares.  A legal survey division (“LSD”) is 16 hectares in size. Permits may be grouped for application of assessment work provided they are contiguous.

The holder of a permit may after two years apply for a lease provided the first year’s rent for the lease is paid in advance and the Minister of Energy has been provided evidence that a deposit exists on the location applied for.  The lease has a term of fifteen years and may be extended a further fifteen years upon approval of the Minister of Energy.  The lease permits the holder to hold the ground fee simple without further assessment work requirements.

Prospecting for Crown minerals using hand tools is permitted throughout Alberta without a licence, permit, or regulatory approval, as long as there is no surface disturbance (AR 213, 1998).  Prospecting on privately owned land or land under lease is permitted without any departmental approval, however, the prospector must obtain consent from the landowner or leaseholder before starting to prospect.  Unoccupied public lands may be explored without restriction, but as a safety precaution prospectors working in remote areas should inform the local Sustainable Resource Development (forestry) office of their location.

When prospecting, the prospector can use a vehicle on existing roads, trails and cut line.  If the work is on public land, the prospector can live on the land in a tent, trailer, or other shelter for up to fourteen days.  For periods longer than fourteen days, approval should be obtained from the Land Administration Division.  If the land is privately owned or under lease, the prospector must make arrangements with the landowner or leaseholder.  Exploration approval is not needed for aerial surveys or ground geophysical and geochemical surveys, providing they do not disturb the land or vegetation cover.

If mechanized exploration equipment is to be used and/or the land surface disturbed, the prospector or company must obtain the appropriate approvals and permits, as required under the Metallic and Industrial Minerals Exploration Regulation.  Most projects require an Exploration Licence, Exploration Permit and Exploration Approval. The following sections describe the criteria and procedures for each of these.

An Exploration License must be obtained before a person or company can apply for, or carry out an exploration program.  The license holder is then accountable for all work done under this exploration program.  However, the licensee cannot carry out any actual exploration activity until the Department of Environmental Protection issues an Exploration Approval for each program submitted under that licence.  A fee of $50 must accompany the license application.  The license is valid throughout Alberta and remains in effect as long as the company is operating in the province.  If a license holder wants to use exploration equipment, such as a drilling rig, an Exploration Permit must be obtained.  A fee of $50 must accompany the license application.  The permit is valid throughout Alberta and remains in effect as long as the company is operating in the province.

Approval must be obtained if an exploration project involves environmental disturbance such as drilling, trenching, bulk sampling or the cutting of grids that involves more than limbing trees and removing underbrush.  Samples up to 20 kg in size may be taken for assay and testing purposes, but larger samples must be authorized by the Department of Energy.  The licensee does not need to hold the mineral rights for an area to apply for an Exploration Approval.

Project approval is through the Land and Forest Service of Alberta Environmental Protection.  If an application has been completed and the appropriate field staff has copies of the program, approval can usually be obtained in about ten working days.  Each application for exploration approval must be accompanied by a fee of $100.  After receiving exploration approval, the prospector or exploration company may conduct the approved activity. However, if they modify their program, the designated field officer must be contacted to review and approve the changes.  A final report must be submitted to Land and Forest Service of Alberta Environmental Protection within sixty days following completion of the exploration program.  The report must show the actual fieldwork, and include a map showing the location of drilling, test pits, excavations, constructed roads, existing trails utilized and all other land disturbances.

The Zama Lake property consists of a single contiguous group of ten metallic minerals permits covering 92,160 hectares (227,732.3 acres) as listed below in Table 1 and shown on Figure 2.  All the permits making up this property are full townships whose boundaries are determined by township boundaries. None of the townships in the area have been fully surveyed.  Good survey control does exist in the area with the large amount of oil and gas development in the area.  GPS technology enables good survey control in the field.

Table 1  -  Permit Listing

Permit #	Legal Description	Date of Issue	Area (Hectares)	1st Term Work Requirement
9306050838	6-06-116: 1-36	16-May-2006	9,216	$46,080
9306050891	6-03-117: 1-36	19-May-2006	9,216	$46,080
9306050892	6-04-117: 1-36	19-May-2006	9,216	$46,080
9306050893	6-05-117: 1-36	19-May-2006	9,216	$46,080
9306050896	6-06-117: 1-36	19-May-2006	9,216	$46,080
9306050897	6-07-117: 1-36	19-May-2006	9,216	$46,080
9306050898	6-03-118: 1-36	19-May-2006	9,216	$46,080
9306050899	6-04-118: 1-36	19-May-2006	9,216	$46,080
9306050900	6-05-118: 1-36	19-May-2006	9,216	$46,080
9306050901	6-06-118: 1-36	19-May-2006	9,216	$46,080
Total=			92,160	$460,800

Under the terms of the option agreement, the issuer acquires a 100% interest in the property by making payments of $100,000 and issuing $75,000 in stock to Star Uranium.  Star Uranium retains a 2% NSR which can be reduced to a 1% NSR with a $1 million payment.  Star Uranium also retains the diamond rights to the property.  The agreement also requires the issuer to complete $400,000 of exploration and development work by May 16, 2008.

Six of the adjoining permits to the north have been vended into the issuer under a separate option agreement.  They are indicated on Figure 2 as “Ivany”.

2.3.0                      Accessibility, Local Resources, and Infrastructure

The Zama Lake Pb-Zn property is accessible by road from either the Mackenzie Highway just north of Meander River or from the south off the Rainbow Lake Highway.  Both the Mackenzie Highway and the Rainbow Lake Highway are paved well-maintained provincial highways.

Access from the east originates off the Mackenzie Highway #35 about 80 km north of High Level, then 67 km west along a relatively straight all weather improved gravel road to Zama City.  This road was completed in 2000, by the M.D. of Mackenzie and replaced a private road built by the oil companies who operated in the area.  Access from the south originates off of the Rainbow Lake Highway #58 about 87 km west of High Level, them north towards Hay Lake and avoiding Assumption / Chateh P.O., then about 90 km northwest along gravels roads to Zama City. The road is relatively well marked but is longer, windier, and involves several turns.

Local resources on the property at Zama City with a permanent population of 250 are limited given the focus on infrastructure serving the oil and gas industry.  Several open camps exist to house a temporary workforce which numbers in the winter months up to 4,000 in size.  A large gas plant is operated by Apache Canada at Zama Lake.  Apache also operates a 4,200 ft long paved airstrip near the plant.

The Zama Lake property has undergone significant oil & gas exploration since the Keg River Formation discovery in 1976.  Numerous wells now dot parts of the property.  Several oil & gas pipelines cross the property.  These developments provide access into a lot of the property however most exploration drilling is done during the winter months.  Granular aggregate is in short supply in the region and most roads are surfaced with fine-grained till that is used for their foundation.  Only roads that are surfaced with gravel can be used during wet weather conditions.  A wealth of subsurface data is available for the area but it is largely focussed on deeper oil and gas pools at 500 – 1600 m depth.

Most services are available in the town of High Level with a population of 4,200 people.  The town boasts provincial government offices, a number of hotels, banks, schools, a college and hospital.  A number of oil drilling contractors, construction companies and heavy equipment companies have offices in High Level.  High Level has daily direct turbo-prop service to Edmonton and Calgary.  The area also has courier, Greyhound bus and rail service.  Fixed wing and rotary wing charter aircraft are available locally.  Other industries present include farming and two forestry mills.  A wide spectrum of services is provided locally, while most other services are available in Edmonton.  Winter is usually the busy season for forestry and the oil & gas industry.

2.4.0                      Climate and Physiography

The climate of the Zama Lake area is classified as microthermal (Cool Continental).  Based on data from the High Level Airport, no summer month has an average temperature above 22ºC but at least four months, average 10ºC or higher.  Temperatures during the summer range from 7 to 35ºC while temperatures during the winter range from -10 to -40ºC.  Snow usually arrives in October and is gone by the end of May.  Mean annual precipitation is 394 mm with mean annual snowfall at 1.55 m.

Parts of the Zama Lake area have discontinuous permafrost and typically underying peat accumulations and other bog deposits.  The permafrost is easily distributed and vulnerable to melting from terrain disturbance caused by road construction, seismic lines, and drill pad construction.  Much of the property is covered with muskeg and has very poor drainage.  Stunted trees are common; some rare stands of commercial timber are present in better-drained areas.  Trees species of the area are white spruce, trembling aspen and balsam poplar.  Most formation waters are saline while some water wells north of Hay Lake / Zama Lake drilled into surficial sediments yield better water.

The Zama Lake property is located on the southern margin of the Cameron Hills within the Fort Nelson Lowland, which are subdivisions of the Alberta Plateau.  Many of the soils of the area are saline as ground water in many areas is close to the surface.  Many burrow pits fill quickly after excavation.  Most of the area covered by a clayey till.  Most exploration work because of this is conducted during the winter months from winter roads.  Elevations on the property range from 670 m in the north on the margin of the Cameron Hills to 360 m in the relatively flat Hay River Valley to the south.

2.5.0	Environmental Matters

Wildlife in the area consists of woodland caribou, wood bison, white tail deer, elk, cougar, mule deer, black bear, wolf, moose, grizzly bears, and coyote.  Birds in the area consist of ducks, snow geese, gulls, terns, bald eagles, horned owls, and woodpeckers.  Management of the woodland caribou is the major environmental issue for the area as they have been listed under the Alberta Wildlife Act as threatened.  “This status reflects continuing declines in caribou population size and distribution, small population size, the dependency of woodland caribou on older forest, and the sensitivity of this species to human activities.  Key factors directly or indirectly affecting woodland caribou population size and distribution include habitat change as a result of wildfire or human land use activities, predation, hunting, poaching, and vehicle collisions.”  (Alberta Woodland Caribou Recovery Team, 2005)  Parts of townships 6-04-118, 6-05-118, and 6-06-118 have surface access restrictions on them to protect caribou range.

Any major work program will require consultations with the First Nations people of the area.  The property area has had significant oil and gas development in the past.  Many producing oil and gas wells dot the area.  Apache Corporation operates a three gas plants, 240 km of gas gathering pipelines, and seven crude oil processing plants at Zama Lake with approximately 70 million cubic feet (MMcf) of gas and 6,000 barrels of liquid hydrocarbons per day. The area is therefore by any means pure wilderness.

2.6.0	Property History

Star Uranium acquired the property by staking on March 1, 2006, as a result of release of a GSC/AGS open file (Plouffe et al., 2006) on that date.  The open file detailed the discovery of anomalous train of sphalerite (ZnS) and galena (PbS) grains in the course sand fraction from tills from the Zama Lake area.  The till samples, were originally collected as part of a federally funded regional diamond exploration program.  The number of sphalerite grains present in the heavy mineral sample concentrate is the highest ever detected in Canada in an exploration till sample – in excess of 1,000 grains in a 20 kg sample (Plouffe et al., 2006).  Given the grain size, compaction of the till and till composition, it is likely that the source of the lead zinc is proximal to the property.

As follow-up to the GSC / AGS open file, Star Uranium conducted sampling June 23-26 (twelve till samples) and October 13-16, 2006 (seven till samples).  The issuer has assumed ongoing responsibility for these samples and associated program.

Area has previous been staked for diamonds and likely has been subjected to diamond exploration but no work has been filed.  Stornoway Diamond Corporation holds fourteen permits 126,252 hectares (312,000 acres) immediate south of the property and has conducted an aeromagnetic survey over the property exploring for kimberlite pipes.  A1-Cats of Grande Prairie Alberta holds four permits to the east of the property but has done no work on the property.  A further six permits to the north and east of the property, are held by individuals.

The property area hosts several oil and gas pools at depth, principally in the Keg River Formation.  There are no historical Pb / Zn Mineral Resources or Mineral Reserves on the property.  The Zama Lake property is a grass roots Pb-Zn play.  “As a result of hydrocarbon exploration, Pb-Zn occurrences are known to occur in subsurface carbonate deposits from central and northwest Alberta, but can be at depths exceeding 1000 m.”  (Rice et al., 2006)  Several oil wells in the adjacent areas to the property host occurrences of Pb-Zn mineral (Pana, 2006).

3.0.0                      Geological Setting

The property is located within the Western Canadian Sedimentary Basin.  The sub-crop below this nearly continuous glacial till cover consists of largely Cretaceous Shaftesbury Formation shale, which is overlain by the younger Dunvegan Formation sandstone.  Underlying the Shaftesbury Formation are shales, sandstones and other strata of the Fort St. John Group, then a Late Carboniferous to Early Cretaceous unconformity, followed by Late and Middle Devonian shale, siltstone and limestone strata (Hamilton et al., 1999; Morrow et al., 2006).  The limestone units include Slave Point, Sulphur Point, Muskeg, and Keg River Formations.  The top of the Middle Devonian Slave Point Formation (the uppermost limestone unit) underlying the project area is at a depth of about 1000 m.  Local well reports indicate depths of the Keg River Formation exceeding 1700 m (Pana, 2006).  The regional basement is the Paleo-proterozoic Hottah terrane (Hoffman, 1989; Gehrels and Ross, 1989).  The Great Slave Share Zone extends SW from the Pine Point area to just southeast of the property area.  Several sets of northwest and northeast trending faults also occur in the property area.

3.1.0	Property Geology

The property area is relative flat as a result of the horizontal to gently dipping sedimentary bedrock, which consists largely of the Shaftesbury Formation (Ksh) as shown on Figure 3.  The region is poorly drained, secondary streams are not deeply incised, and most areas are covered with muskeg.  Few bedrock outcrops are apparent and most geological data comes from oil and gas drilling records.  Information on the shallow parts of these drill holes is seldom recorded.

The uppermost unit in the property area is the Kaskapau Formation of Upper Cretaceous age consisting of dark grey silty shale, thin concretionary ironstone beds, inter-bedded in lower part with thin concretionary ironstone beds, inter-bedded in ferruginous oolithic mudstone of marine origin.  Dunvegan Formation of Upper Cretaceous age consists of grey, fine-grained, feldspathic sandstone with hard calcareous beds, laminated siltstone and grey silty shale; deltaic to marine.  The Shaftesbury Formation of Upper and Lower Cretaceous age is composed of dark grey, fish-scale bearing shale, silty in upper part, numerous nodules and thin beds of concretionary ironstone, bentonite partings, lower part with thin silty and sandy intervals; marine.  The Loon River Formation consisting of a dark gray, fossiliferous, silty shale and laminated siltstone may be cut by buried channels, which cut deeply into bedrock.  A table of geological formations for the property area is as shown in Table 2.  Many other units occur at depth in the stratigraphic column of the area but only occur in oil and gas wells.

Table 2. Zama Lake Area Table of Geological Formations
Age	Symbol	Formation Name / Group	Age	Member	Description
Pleistocene	Qsg		Recent		Unconsolidated sands and gravels, glacial till
Tertiary			65		Pre-glacial sand and gravel
Cretaceous	Ks Kpw 1WS	Smoky Group Smoky Group Paskwaskau Formation		1st White Spec	Dark gray fossiliferous shale and silty shale, ironstone partings and concretions
	Kbh Kk	Colorado Group Bad Heart Formation Kaskapau Formation	90-92	2nd White Spec	Brown SST, medium to fine grained, fossiliferous, marine. Shale, dark to black, thin bedded, some sandstone
	Kd	Fort St. John Group Dunvegan Formation	92 – 95		Grey fine grained feldspathic SST, alternating SST/shale
	Ksh Kshu Kshl	Shaftesbury Formation	95 - 98	Upper Base of fish scales?? Lower	Dark gray fish scale bearing shale, silty in upper part Numerous nodules with thin beds of Fe Silty and sandy shale
	Kp Kpc Kph Kpn	Peace River Formation	98 - 100	Paddy Cadotte Harmon Notikewia	Massive SST Fluvial deposits Quartzose SST, Shale, conglomerate Dark gray silty shale Fine grained glauconitic SST
	Kl Bfsc	Loon River Formation		Falher Wilrich Base of the Fish Scales	Dark grey fossiliferous, silty shale and laminated siltstone; nodules and thin beds of concretionary ironstone
	Kb	Mannville / Bull Head Group Cadomin Gething Formation Bluesky	106	Basal Cretaceous	Conglomerate SST, Shale, oil sands Sandstone, shale, oil sands
(Modified after Green, 1972)

The area was covered during the last glaciation (Late Wisconsinan - 22,000 to 10,000 years before present) as ice advanced in a general westward direction from the shield.  The trace of ice advance likely crossed near the Pine Point area.  Glacial lakes likely developed at the ice fronts where the glaciers advanced upslope towards the Cordillera (Rocky Mountains) and prevented normal eastward drainage. Ice flow was likely topographically confined as ice lobes advanced into the area.  At the glacial maximum, the ice sheet likely abutted the Cordilleran Ice Sheet.  During deglaciation when the ice sheets retreated as a serious of lobes, temporary glacial lakes were likely formed generating finer sediments called glacial lake sediments (glaciolacustrine deposits).  Glacial sediments laid down by rivers or streams are called glaciofluvial deposits.

The till covers most of the area except in rare gullies incised into the slopes of the Cameron Hills.  The till consists of a mantle fine grained clay rich till derived from reworking of weakly indurated Cretaceous Shaftesbury Formation shale of the area below the advancing ice sheet.  Till is derived directly from the glacial ice sheet.  Erratics found in the till include Canadian Shield granitic and metamorphic lithologies, Devonian limestones & dolostones, and Proterozoic Athabasca sandstone.  These far traveled erratics are generally rare and most clasts within the till are locally derived.  The till is very clay rich with clasts making up only 5 to 15%.  The higher elevations in the northern part of the property reflect bedrock topography but are still covered with a blanket of till between 1 - 10 m in thickness.  In the flatter lowland near Hay Lake till is at least 8 m thick.

Within the region a discontinuous thin layer of glaciolacustrine sediment veneer covers the till.  The veneer varies in thickness from 1 to 4 m and consists of massive silt and clay with contorted beds of sand, silt, and clay.  These deposits represent sediments from a larger Hay Lake.

The property is blanketed by a nearly continuous till sheet, which consists of a fine-grained matrix consisting of on average 27% sand, 60% silt, and 12% clay with <5% clasts.  Surficial mapping for the area has recently been completed by the AGS / GSC (Paulen et al., 2006; Kowalchuk et al., 2006; and Smith et al., 2007).  A recent update of Alberta geology was produced in 1998 (Hamilton et al., 1999).

3.2.0                      Deposit Types

The presence of anomalous concentrations of sphalerite and galena in the coarse sand fraction of till from the area suggests the possible presence of proximal Pb-Zn mineralization.  Given the area geology, this mineralization may be either Sedex mineralization in the underlying shale or MVT mineralization in the deeper carbonates.

Northern Alberta hosts a thick sequence of shale, which is cut by the Great Slave Shear Zone which extends southwest from the Pine Point area into the Zama Lake / Rainbow Lake area.  Core studies of Keg River carbonate in the area show dolomitization, brecciation, and the presence of cements containing fluorite, chalcopyrite, sphalerite, and / or galena, which are indicative of hydrothermal activity in the immediate region.  This hydrothermal activity is likely present because the association of higher temperature saddle dolomite with epigenetic lead and zinc mineralization, hydrocarbons, and sulfate-rich carbonate proximal to major basement faults.  The discovery of significant concentrations of Zn and Pb in modern saline formation waters emanating from Middle Devonian Keg River Formation in northern Alberta suggests a possible ore-source in the area that has not yet been discovered (Hitchon, 1993)

Throughout northern Alberta and southern Northwest Territories, numerous and extensive thick carbonate successions occur in the cratonic platform wedge of strata within the Western Canadian Sedimentary Basin.  These same rocks host the Pine Point MVT mineralization.  No Sedex deposits have been found in Cenozoic or Mesozoic age rocks but there is a clear association and close genetic link between deposit types.  Potential exists for both types of deposit in the Zama Lake area.

3.3.1	MVT Model (modified after Nelson, 1991)

MVT deposits derive their name from Mississippi Valley Type deposits.  They are also called Alpine Pb-Zn, Appalachin Zn and Low-temperature Pb-Zn.   Examples of these deposits include: Robb Lake, Nanisivik, Pine Point, Polaris, Gays River and Newfoundland Zinc. (Some Western Canadian deposits are shown on Figure 4.)  These deposits are characterized by epigenetic, low-temperature, stratabound deposits of galena, sphalerite, pyrite and marcasite, with associated dolomite, calcite and quartz gangue in platformal carbonate sequences having primary and secondary porosity.  A more common tectonic setting is a stable interior cratonic platform or continental shelf. Some deposits are incorporated in foreland thrust belts.  Host rocks form in shallow water, particularly tidal and sub-tidal marine environments.  Reef complexes may be developed on or near paleotopographic basement highs. The majority of deposits are found around the margins of deep-water shale basins; some are located within or near rifts (Nanisivik).

The age of mineralization is Proterozoic to Tertiary, with two peaks in Devonian to Permian and Cretaceous to Eocene time.  Dating mineralization has confirmed the epigenetic character of these deposits; the difference between host rock age and mineralization age varies from district to district.

Host rocks are most commonly dolostone, limestone, or dolomitized limestone, and are locally hosted in sandstone, conglomerate or calcareous shale. Deposits occur as highly irregular bodies and may be peneconcordant as planar, braided or linear replacement bodies.  They also occur as discordant in roughly cylindrical collapse breccias.  Individual ore bodies range from a few tens to hundreds of metres in the two dimensions parallel with bedding. Perpendicular to bedding, dimensions are usually a few tens of metres. Deposits tend to be interconnected thereby blurring deposit boundaries.

They are most commonly characterized texturally as sulfide cement to chaotic collapse breccia.  Sulfide minerals may be disseminated between breccia fragments, deposited as layers atop fragments (“snow-on-roof”), or completely filling the intra-fragment space.  Sphalerite commonly displays banding, either as colloform cement or as detrital layers (“internal sediments”) between host-rock fragments.  Sulfide stalactites are abundant in some deposits. Both extremely fine-grained and extremely coarse-grained textured sulfide minerals may be found in the same deposit. Precipitation is usually in the order pyrite (marcasite), sphalerite, and galena.  Ore minerals are galena and sphalerite, with accessory barite, fluorite.  Some ores contain up to 30 ppm Ag.  Although some MVT districts display metal zoning, this is not a common feature.  Gangue minerals include dolomite (can be pinkish), pyrite, marcasite, quartz, calcite, and gypsum.

Alteration is characterized by extensive finely crystalline dolostone, which may occur regionally, whereas coarse crystalline dolomite is more common close to ore bodies. Extensive carbonate dissolution results in deposition of insoluble residual components as internal sediments. Silicification (jasperoid) is closely associated with ore bodies in the Tri-State and northern Arkansas districts.  Authigenic clays composed of illite, chlorite, muscovite, dickite and/or kaolinite accumulate in vugs; minor authigenic feldspar (adularia).

Any porous unit may host ore; porosity may be primary (rare) or secondary, dissolution collapse breccias are the most common host although fault breccias, permeable reefs, and slump breccias may also be mineralized.  Dissolution collapse breccias may form through action of meteoric waters or hydrothermal fluids.  Underlying aquifers may be porous sandstone or limestone aquifers; the limestones may show thinning due to solution by ore-bearing fluids.

Deposits are obviously epigenetic, having been emplaced after host rock lithification.  Ore hosting breccias are considered to have resulted from dissolution of more soluble sedimentary units, followed by collapse of overlying beds.  The major mineralizing processes appear to have been open-space filling between breccia fragments, and replacement of fragments or wall rock.  The relative importance of these two processes varies widely among, and within, deposits.  Fluid inclusion data show that these deposits formed from warm (75°- 200°C), saline, aqueous solutions similar in composition to oil-field brines. Brine movement out of sedimentary basins, through aquifers or faults, to the hosting structures is the most widely accepted mode of formation.  Two main processes have been proposed to move ore solutions out of basin clastics and into carbonates:

➢	Compaction-driven fluid flow is generated by over-pressuring of subsurface aquifers by rapid sedimentation, followed by rapid release of basinal fluids.
➢	Gravity-driven fluid flow flushes subsurface brines by artesian groundwater flow from recharge areas in elevated regions of a foreland basin, to discharge areas in regions of lower elevation.

In addition to fluid transport, three geochemical mechanisms have been proposed to account for chemical transport and deposition of ore constituents:

➢
Mixing - base metals are transported by fluids of low sulphur content.  Precipitation is effected by mixing with fluids containing hydrogen sulfide; replacement of diagenetic iron sulfides; and/or reaction with sulphur released by thermal degradation of organic compounds.

➢	Sulfate reduction - Base metals are transported together with sulfate in the same solution. Precipitation is the result of reduction of sulfate by reaction with organic matter or methane.
➢	Reduced sulphur - Base metals are transported together with reduced sulphur. Precipitation is brought about by change in pH, dilution, and/or cooling.

The geochemical signature of these deposits, include readily detectable positive anomalies of Zn in residual soils and stream sediments.  Regionally anomalous amounts of Pb, Zn, Cu, Mo, Ag, Co, Ni, Cd, Mg, and F in insoluble residues of carbonate rocks. Background lithogeochemical concentrations for unmineralized carbonates: Pb = 9 ppm; Zn = 20; Cu = 4; Ag = 0.01.  MVT deposits may be detected by IP, resistivity, gravity and EM systems. Test seismic lines have yielded ambiguous results.  In southeast Missouri, magnetic and gravimetric surveys have been used to outline basement topographic highs (knobs), which control the distribution of favourable sites of deposition.  Reef complexes in platformal carbonate successions are also favourable. Proximal to, or updip from, petroleum fields in large (continental-scale) sedimentary basins are also likely settings.  Areas peripheral to basement highs or along basement lineaments are potential areas.

Typical grade and tonnage data for individual deposits are difficult to obtain because deposits tend to be interconnected.  Most deposits are small and fall in the range 1 to 10 Mt.  Grades generally range between 5% to 10% combined lead-zinc, with a majority being decidedly zinc rich (Zn/Zn+Pb = 0.8).  Silver content is not commonly reported since it typically occurs only in solid solution in base metal sulfides.  MVT deposits tend to occur in clusters, usually referred to as districts.

The Pine Point district, for example, contains more than 80 deposits, the Upper Mississippi Valley district more than 400.  Deposits in such districts, therefore, can collectively contain extremely large tonnages.  Of more than 80 deposits in the Pine Point district, 40 were mined for a total production of 80 Mt grading 6.5% Zn and 3% Pb.  The largest deposit (X15) was 17.4 Mt and the richest deposit (N81) produced 2.7 Mt of ore grading 12% Zn and 7% Pb.  The Robb Lake deposit in British Columbia contains 5.3 Mt grading 5.0% Zn and 2.3% Pb.

Mining districts may extend over many hundreds of square kilometres, increasing mining costs (stripping, haulage to mill, etc.).  One of the more favourable attributes of MVT deposits is the normally large grain size, resulting in good mineral separation and high metal recoveries (typical zinc recovery exceeds 90%).  Recovery is especially high in deposits with little or no pyrite (Newfoundland Zinc, Gays River and the east and central Tennessee districts).

Metal production from MVT districts can be similar to production from giant stratiform, sediment-hosted (SEDEX) deposits.  The Tri-State district was one of the world’s major producers of lead during the 20th century, yielding 500 Mt of ore.  The Viburnum Trend produced over 123 Mt grading 5.8% Pb, 0.8% Zn, 0.14% Cu and 17 g/t Ag between 1960 and 1984.

3.3.2	SEDEX Model (modified after MacIntyle, 1991)

Sedex deposit are also called: sedimentary exhalative deposit or shale-hosted Zn-Pb-Ag; sediment-hosted massive sulfide Zn-Pb-Ag.  These deposits also produce minor Cu and barite.  Deposits of this type include:  Cirque, Sullivan, Tom and Jason.

These deposits occur as beds and laminations of sphalerite, galena, pyrite, pyrrhotite and rare chalcopyrite, with or without barite, in clastic marine sedimentary strata.. Deposits are typically tabular to lensoidal in shape and range from cm. to tens of m. thick. Multiple horizons may occur over stratigraphic intervals of 1000 m. or more.  The deposits are formed at submarine exhalative vents (black smokers), where hydrothermal fluids/gases vent onto the sea floor.  Sulfides and sulfates precipitate from the plume forming metal rich brine pools.  Barite and sulfides are precipitated in response to the physiochemical condition of the depositional basin, such as the availability of reduced sulphur (MacIntyre, 1991).

Their tectonic setting is Intracratonic or continental margin environments in fault-controlled basins and troughs. Troughs are typically half grabens developed by extension along continental margins or within back-arc basins.  The setting appears restricted to second and third order basins within linear, fault-controlled marine, epicratonic troughs and basins. There is often evidence of contemporaneous movement on faults bounding sites of sulfide deposition.  The depositional environment varies from deep, starved marine to shallow water-restricted shelf.  The age of mineralization appears related to major metallogenic events are Middle Proterozoic, Early Cambrian, Early Silurian and Middle to Late Devonian to Mississippian.  The Middle Proterozoic and Devonian-Mississippian events are recognized worldwide.  In the Canadian Cordillera, minor metallogenic events occur in the Middle Ordovician and Early Devonian.  Other younger Laramide events within the Cretaceous may also occur.

The most common host rocks are those found in starved basin environments, namely, carbonaceous black shale, siltstone, cherty argillite and chert. Thin interbeds of turbiditic sandstone, granule to pebble conglomerate, limestone and dolostone, although volumetrically minor, are common.  Evaporites, calcareous siltstone and mudstone are common in shelf settings. Small volumes of volcanic rocks, typically tuff and submarine mafic flows, may be present within the host succession. Slump breccia, fan conglomerates and similar deposits occur near synsedimentary growth faults. Rapid facies and thickness changes are found near the margins of second and third order basins.  In some basins high-level mafic sills with minor dikes are important.

These deposits are stratabound, tabular to lens shaped and are typically comprised of many beds of laminae of sulfide and/or barite.  Frequently the lenses are stacked and more than one horizon is economic.  Ore lenses and mineralized beds often are part of a sedimentary succession up to hundreds of metres thick.  Horizontal extent is usually much greater than vertical extent. Individual laminae or beds may persist over tens of kilometres within the depositional basin.

Sulfide and barite laminae are usually very finely crystalline where deformation is minor. In intensely folded deposits, coarser grained, recrystallized zones are common. Sulfide laminae are typically monomineralic.

The principal sulfide minerals are pyrite, pyrrhotite, sphalerite and galena. Some deposits contain significant amounts of chalcopyrite, but most do not.  Barite may or may not be a major component of the ore zone. Trace amounts of marcasite, arsenopyrite, bismuthinite, molybdenite, enargite, millerite, freibergite, cobaltite, cassiterite, valleriite and melnikovite have been reported from these deposits.

Alteration varies from well developed to nonexistent.  In some deposits a stockwork and disseminated feeder zone lies beneath, or adjacent to, the stratiform mineralization. Alteration minerals, if present, include silica, tourmaline, carbonate, albite, chlorite and dolomite. They form in a relatively low temperature environment.

Ore controls appear to be favourable sedimentary sequences, major structural breaks,  and basins.  The deposits accumulate in restricted second and third order basins or half grabens bounded by synsedimentary growth faults.  Exhalative centres occur along these faults and the exhaled brines accumulate in adjacent seafloor depressions.  Biogenic reduction of seawater sulfate within brine pool is believed to control sulfide precipitation.

The deposits are typically zoned with Pb found closest to the vent grading outward and upward into more Zn-rich facies.  Cu is usually found either within the feeder zone of close to the exhalative vent.  Barite, exhalative chert and hematite-chert iron formation, if present, are usually found as a distal facies.  Sediments such as pelagic limestone interbedded with the ore zone may be enriched in Mn.  NH3 anomalies have been documented at some deposits, as have Zn, Pb and Mn haloes. The host stratigraphic succession may also be enriched in Ba on a basin-wide scale.

Airborne and ground geophysical surveys, such as electromagnetics or magnetics should detect deposits that have massive sulfide zones, especially if these are steeply dipping. However, the presence of graphite-rich zones in the host sediments can complicate the interpretation of EM conductors.  Also, if the deposits are flat lying and comprised of fine laminae distributed over a significant stratigraphic interval, the geophysical response is usually too weak to be definitive. Induced polarization can detect flat-lying deposits, especially if disseminated feeder zones are present.

The principal exploration guidelines are appropriate sedimentary environment and stratigraphic age.  Restricted marine sedimentary sequences deposited in an epicratonic extensional tectonic setting during the Middle Proterozoic, Early Cambrian, Early Silurian or Devono-Mississippian ages are the most favourable.

The median tonnage for this type of deposit worldwide is 15 Mt, with 10 % of deposits in excess of 130 Mt (Briskey, 1986).  The median grades worldwide are Zn - 5.6%, Pb - 2.8% and Ag - 30 g/t.  The Sullivan deposit, one of the largest deposits of this type ever discovered, has a total size of more than 155 Mt grading 5.7% Zn, 6.6% Pb and 7 g/t Ag.  Reserves at the Cirque are 32.2 Mt grading 7.9% Zn, 2.1% Pb and 48 g/t Ag. The large, near-surface deposits are amenable to high volume, open pit mining operations while underground mining is used for some deposits.  Sedimentary exhalative deposits currently produce a significant proportion of the world’s Zn and Pb.  Their large tonnage potential and associated Ag values make them an attractive exploration target.

Current research indicates anomalous metal concentrations exist in Cretaceous shale of the Colorado Group and Shaftesbury Formation related to possible Sedex type mineralization.

3.3.0                      Mineralization

No economic mineralization has been found on the property.  Indicator minerals consisting of sphalerite (ZnS), galena (PbS), and gold (Au) have been recovered from heavy mineral concentrate obtained from the property.  Barite (BaSO4) grains in large numbers are also present in the concentrates.  At many of the burrow pits, where the till samples were obtained, also contain Gypsum (CaSO4 ·2H2O).  The presence of these minerals indicates the presence of low to moderate temperature hydrothermal activity in the property area.   At least two (perhaps three) ages of events are known for the area.

The hydrothermal fluids associated with this activity could have led to the deposition of mineralization as sedimentary exhalative (SEDEX) or stratabound (MVT) within carbonate rocks as they ascended through the geological section along major and minor structures and came in contact with the reducing conditions of the Zama Lake area.  These same hydrothermal fluids also likely precipitated sphalerite, galena, and barite near the present surface, which were recovered in heavy mineral concentrates obtained in the Zama Lake area.  Whether these fluids are related to the same event as Pine Point in unclear, but both areas have somewhat similar lead isotopic signatures (age dates) and basement geology.  Given the age of the kimberlite emplacement (Cretaceous) in the Buffalo Head Hills 300 km to the southeast, a much younger date may be possible.  Levels encountered to date for Pb, Zn, and Au are only geochemically anomalous.  They are only indicators of the possible presence of as yet undiscovered mineralization on the property.  The Zama Lake property is a grass-roots Pb-Zn Play.

4.0.0                      Previous Exploration and Development

The Issuer has conducted no exploration and development work itself on the property.  The Issuer has assumed responsibility for exploration on the property effective April 1st, 2007 including any in-progress work.  The author carried out an initial follow-up work program on the property in June and October 2006, which has confirmed data released in Open File 5121 (Plouffe et al., 2006).  In progress work includes: laboratory analysis of heavy mineral concentrates, microprobe analysis, geochemical analysis, data processing of aeromagnetic data, well log data evaluation and interpretation.

4.1.0	GSC / AGS Sampling Method and Approach

The Geological Survey of Canada (“GSC”) and the Alberta Geological Survey (“AGS”) collected 71 till samples for heavy mineral processing and a further 175 samples for soil geochemistry as part of a regional study.  Results from the study were released in GSC Open File 5121 (Plouffe et al., 2006).  This study was undertaken as part of a collaborative project between the AGS and the GSC originally designed to assess the regional occurrence of kimberlite indicator minerals (“KIM”) in glacial deposits.

Access for GSC / AGS sampling of glacial sediments was by truck, all terrain vehicles, and helicopter.  Samples were predominantly till but also included a few glaciofluvial samples. Samples were collected on road exposures, natural bluffs, hand-dug pits, and borrow pits dug for road construction or oil and gas drilling operations.  In hand-dug pits, samples were collected below the most intensely oxidized soil horizons at an average depth of about 1 m.  In deep pits dug by excavators, samples were taken from the lowest portion of the pit, often below 4 m.  Two sizes of bulk glacial sediment samples were collected: large samples filling a 5-gallon pail (~25 kg) and smaller 1-2 kg bagged samples.  In areas with reasonably good road access, large samples were collected on average 10 km apart, and smaller ones every 5 km.  However, most of the large GSC / AGS study area has minimal or no road access, so sampling density was typically much less.

A limited number of large (~25 kg) samples (50), from the region, were sent for heavy mineral and gold grain analyses to provide a preliminary overview of the mineral potential for the region.  Glaciofluvial samples were prioritized along with a regional selection of basal till samples.  They were shipped to Overburden Drilling Management (“ODM”) Ltd. laboratories (Nepean, Ontario) for heavy mineral separation and identification in two batches (March and November 2005).

Following the discovery of anomalous concentrations of sphalerite grains in till samples (spring 2005), the original sites (five in total) with high sphalerite counts were resampled in the summer of 2005.  Samples were collected from the same borrow pit and the same depth. In order to further confirm the magnitude of the elevated grain counts and to constrain the geographic extent of the anomaly, additional samples were collected in proximity to the original sphalerite anomaly.  These samples, along with regional samples near the anomaly that had not been analyzed previously (21 in total), were submitted for analysis. These additional samples were submitted for the same type of analyses at ODM, plus a count of metamorphosed/magmatic massive sulfide indicator minerals (“MMSIM”).  The distribution of Sphalerite grains is shown on Figure 5 and Galena grain on Figure 6.

4.2.0	GSC / AGS Sample Preparation and Analysis

The heavy mineral fraction was isolated in a two-step process involving a shaking table and heavy liquids (specific gravity 3.2).  Kimberlite indicator minerals, gold grains and other heavy minerals were identified in the 0.25 – 2 mm sized fraction under binocular microscopes, by ODM staff mineralogists at the laboratory.

Only till samples were submitted for geochemical analyses because of the general lack of fines in glaciofluvial sediments. The smaller bagged till samples (1-2 kg) were prepared at the Alberta Geological Survey laboratory where the silt and clay-sized fraction (<0.063 mm or –250 mesh) was separated by dry sieving.  Duplicate and analytical standard samples were introduced, and then the material was sent for analyses at Acme Analytical Laboratories Limited (Vancouver, B.C.) in two batches (March and November, 2004).  Three analyses were conducted on the <0.063 mm sized fractions:

1)	15 g sub-samples were submitted for inductively coupled plasma mass spectrometry (ICP-MS) analysis for a suite of 37 minor elements following an aqua regia digestion, and
2)	0.2 g sub-samples were analyzed for major elements by ICP emission spectrometry (ICP-ES LiBO2 fusion)
3)	minor elements by ICP-MS (ICP-MS LiBO2 fusion) after a dilute nitric acid digestion.

Numbers of sphalerite grains
120°
119°
118°
60°
59°
58°
Bistcho Lake
Zama Lake
Staked
Staked
SWY
Ivany
Ivany
Ivany (SUV)
SWY
2351 (2)
2371 (400)
2364 (5)
2490 (1)
2423 (>1000)
2368 (1)
2930 (700)
2931 (20)
Staked
2377 (trace)
2366 (300)
2920 (150)
2929 (1000)
2421 (1)
3206 (7)
3204 (200)
3205 (50)
2933 (80)
0 5 10 20 30
Kilometers
GSC / AGS Samples
Geochemical and KIM analyses
KIM analysis only
2371 (400) - sample number and number of sphalerite grains
(modified after Plouffe et al, 2006)

Figure 5
Sphalerite Distribution

Numbers of galena grains

120°
119°
118°
60°
59°
58°
N
Bistcho Lake
Zama Lake
58
2371 (2)
2930 (3)
2929 (3)
3204 (4)
3205 (1)
2933 (1)
2290 (1)
0 5 10 20 30
Kilometers
Geochemical and KIM analyses
KIM analysis only
2930 (3) - Sample number and number of galena grains
Road
(Modified after Plouffe et al., 2006)

Galena Distribution
Figure 6.

4.3.0                      GSC / AGS Till Sampling Results

The general assemblage of heavy minerals, concentrated from the 2 – 0.25 mm size fraction, was evaluated as part of the KIM picking process for the samples analyzed in March 2005 and as part of a MMSIM analysis for the samples analyzed in August 2005.  An anomalously large number of sphalerite (ZnS) grains (>1000) were identified in GSC/AGS till sample 2423 dominantly in the 0.25 to 0.5 mm size fraction.  This is the highest concentration of sphalerite grains ever detected in a till sample by ODM  (Plouffe et al., 2006).  The sphalerite is found in association with abundant barite (BaSO4), marcasite (FeS2), and smaller amounts of siderite (FeCO3).  Sphalerite grains (up to 400 grains) are also present in seven other till samples from the same region (2368, 2366, 2371, 2377, 2421, 2920, and 3205).  The number of sphalerite grains has not been normalized to the bulk sediment weight because for a number of samples the number of sphalerite grains only represents an estimate.  Galena (PbS), often found in association with sphalerite in certain types of mineral deposits (e.g., MVT & SEDEX types deposits), was detected in trace amounts in till samples 2290, 2371, 2929, 2930 , 2933, 3204, and 3205, but not in sample 2423.

Till samples with the largest number of sphalerite grains were collected from the deepest portion of borrow pits in un-oxidized till at a depth exceeding 3 m.  Given the high compaction of the till in the lower part of the pits and the strong clast fabric present, it most likely reflects transport and deposition at the base of the ice sheet (i.e. basal till), rather than long-distance glacial transport.

Zinc concentrations in the silt and clay-sized fraction of the till samples range from 26.7 to 588.6 ppm with an average concentration of 114 ppm and a standard deviation of 39 ppm. Geochemical results are shown in Figure 7 for zinc and Figure 8 for lead.  Till samples with high sphalerite content in the sand-sized fraction did not yield high zinc concentrations in the silt and clay-sized fraction.  For example, sample 2423 with a sphalerite grain content exceeding 1000 grains only contains 150 ppm zinc which is well within the zinc background concentrations in tills from this region estimated to be 153 ppm (mean plus 1 standard deviation). Only the sulphur level in sample 2423 is slightly elevated (1.73%) compared to the rest of the samples (mean: 0.34%).  Regional zinc concentrations in till are elevated in a broad band oriented NE-SW (> 95th percentile) extending from north of Zama Lake to the southeastern sector of 84M map sheet.  This band is sub-parallel and in proximity to the Great Slave Lake Shear Zone (Burwash et al., 1994).

Lead concentrations in the silt and clay-sized fraction of the till samples range from 5.1 to 28.0 ppm with an average concentration of 15 ppm and a standard deviation of 2 ppm.  Samples with trace amounts of galena in the heavy mineral picks do not contain high lead levels in the silt and clay-sized fraction.  For example, sample 3205 with one galena grain yielded a lead concentration of 14 ppm which is close to the average lead concentration of 15 ppm in the rest of the till samples. Elevated lead concentrations (> 98th percentile) principally occur in a region extending from south of Zama Lake to approximately 30 km north of the hamlet of Zama City. There is some overlap between the region with high lead and zinc levels.

120°
119°
118°
60°
60°
59°
59°
Bistcho Lake
Zama City
Zama Lake
Chateh
Rainbow Lake
58
GSLSZ
Zn
< 0.063 mm (-250 mesh)
Aqua regia ICP - MS
Percentile
Concentration (ppm)
50 26.7 - 108.8
75 108.9 - 123.6
90 123.7 - 145.4
95 145.5 - 169.2
98 169.3 - 194.5
100 194.6 - 588.6
0 5 10 20 30 Kilometers
Road
(modified after Plouffe et al., 2006

Zinc Content in Silt and Clay Size Fraction

120°
119°
118°
60°
59°
58°
Bistcho Lake
Zama City
Zama Lake
Chateh
58
Rainbow Lake
GSLsz
Pb
< 0.063 mm (-250 mesh)
Aqua regia ICP - MS
Percentile
Concentration (ppm)
50 5.14 - 15.12
75 15.13 - 16.18
90 16.19 - 17.35
95 17.36 - 18.55
98 18.56 - 21.26
100 21.27 - 28.05
0 5 10 20 30 Kilometers
Road
(modified after Plouffe et al., 2006)

Lead Content in Silt and Clay Size Fraction

Figure 8.

The absence of geochemical anomalies in the silt and clay-sized fraction of till samples that contain abundant sphalerite and galena in the medium sand-sized fraction might be related to the proximity of a bedrock source and the lack of glacial comminution of the sphalerite and galena into particles smaller than sand size. Sphalerite and galena in the host bedrock are most likely in the sand-sized range with no geochemical enrichment in fine-grained minerals. In addition, the unoxidized nature and elevated carbonate content in some of the till samples (0 to 30% carbonate in the silt and clay-sized fraction) might have prevented the leaching of zinc and lead from the sulfide minerals and the scavenging of these metals by fine grained phyllosilicates, oxides, and hydroxides (Shilts, 1984).  Understanding why this anomaly is only reflected in the mineralogy of the sand-sized fraction of tills and not in the geochemistry of the silt and clay-sized fraction will be the subject of future GSC/AGS research. These results indicate that a soil and glacial sediment geochemical survey alone, commonly used in exploration for sulfide deposits, would not yield satisfactory results within the study area.  Any follow-up surveys will need to include heavy mineral analyses of glacial sediments collected from the “C” zone soil horizon as opposed to simply conducting drift geochemical analysis.

5.0.0	SUV Initial Follow-up Program

In order to confirm the GSC / AGS discovery of sphalerite and galena grains in till in the Zama Lake area, Star Uranium undertook to resample some of the borrow pits where anomalous samples were taken.  In June 2006, the Author visited the property area and located a number of the burrow pits.  Sample locations were determined by using the GPS UTM co-ordinates of the sites.  Many of the pits were water filled making duplicating samples from the centre of the burrow pit difficult to obtain.  Eventually only two of the most anomalous sites were sampled.  The area around the pits was prospected and glacial till examined for clasts composition. Other burrow pits were sampled to increase sample density.  Active or more recently active burrow pits proved to be the most accessible since the pits have the tendency to fill with water.

Regional data was also compiled to assess the geological setting of the property and surrounding area.  Examples of the actual sphalerite grains recovered were examined at the AGS offices in Edmonton.  In October 2006, a second visit to the property was made to collect a further seven samples on previously sampled sites and test adjacent areas, where no sampling had been undertaken.  Aeromagnetic data for the property area was acquired and processing is ongoing.

5.1.0	SUV Sampling Method and Approach

A total of nineteen bulk till samples were collected in 5-gallon plastic pails, labeled and sealed with taper proof lids in the field.  Samples were unscreened except for large boulders.  Sample weights were generally less than 17 kg.  Samples were limited to less than 20 kg because of Alberta Energy regulations, which require permits for samples of 20 kg or more.  Samples were obtained using pick and hand shovel in the center of burrow pits dug by oil and gas operators for building roads and well sites.  Typically this resulted in sample depth of between 3 to 4 m in depth below surface.  The clayey till was very compacted, likely representing lodgment till.

A further 0.5 kg for geochemical sample was also placed in a Kraft paper soil sample bag for 30-element ICP geochemical analysis.  Bulk till samples, for indicator mineral processing were shipped directly from the field to the laboratory by Purolator Courier Ltd.   Sample details were recorded on a Garmin iQUE-M5 pocket PC.

In June 2006, a total of nine bulk till samples were collected with three duplicates.  The nine till samples were sent to SRC for indicator mineral processing.  The three duplicates and geochemical samples were sent to our Calgary Office for storage.  In July 2006, the geochemical samples were forward to Loring Laboratories Ltd.  In September 2006, the three duplicates were shipped to Overburden Drilling Management (“ODM”).  In October 2006, a further seven bulk  till samples were collected on the property and shipped to ODM.  Subsequently a further ten geochemical samples were forward to Loring for 30-element ICP analysis.

5.2.0	SUV Till Sample Preparation and Analysis

Sample preparation conducted at SRC followed their standard sample preparation for Kimberlitic Indicator minerals supplemented by further density media heavy liquid separation (specific gravity >3.2) of sulfides.  Final grain identification is awaiting electron micro probing of grains to confirm composition.  Inspection of the grains under microscope confirms the occurrence of sphalerite.  This procedure differs significantly from the ODM procedure and provides further confirmation.

At ODM, the heavy mineral fraction was isolated in a two-step process involving a shaking table and heavy liquids (specific gravity 3.2).  Kimberlite indicator minerals, gold grains and other heavy minerals were identified in the 0.25 – 2 mm sized fraction under binocular microscopes, by ODM staff mineralogists at the laboratory.

The smaller bagged till samples were prepared at Loring Laboratories where the silt and clay-sized fraction (<0.063 mm or –250 mesh) was separated by dry sieving.  Blind duplicate and our own analytical standard samples were introduced into sample sequence then sent for analysis.
Samples were analyzed for 30 element ICP-MS analysis on the –250 mesh fraction using an aqua regia digestion.  Duplicates from the same burrow pits produced somewhat erratic results in some elements likely representing erratic distribution of some elements.  Replicates produced better results.  Standards returned values within 5% of expected range for geochemical analysis.

5.3.0                      SUV Till Sampling Results

Till sampling conducted by SUV shown on Figures 9 and 10, generally confirms the occurrence of anomalous sphalerite and galena grains in till samples from the Zama Lake area.  The number of grains from the SUV sample set  (n=10) is highly variable and ranges from nil to >100 grains within a sample.  GSC / AGS sampling (n=71) returned a range of between nil to >1000 grains.  The upper range is different but not considered significant since the absolute upper limit is dependent on sample weight and sample statistics.  The normal range for sphalerite is likely between nil and trace.  Thus anything above trace is anomalous.  The erratic grain counts may be partly due to sample weights not being normalized as SUV samples varied between 16 and 24 kg.  GSC / AGS samples ranged up to 40 kg in size.

Many GSC / AGS sample sites were inaccessible because of high water in the burrow pits or inaccessible because of wet road conditions which prevented any surface access because of the high clay content of the winter roads.  GSC / AGS made use of helicopter support and ATV which enabled more extensive access in the wet and more remote areas.

GSC / AGS sample 2423 (>1000 grains of sphalerite) appears to have been a remote sump near a well site (12-06-116W6).  This site has now been filled in and fully reclaimed.  The adjacent burrow pit, 600 m to the east provided samples PH53D and PH61, returned 54 and 11 grains of sphalerite.  Till at this site was well compacted.  GSC / AGS samples 2930 and 2931 from the sump returned 700 and 26 grains of sphalerite.  Significant variation even exists in GSC / AGS sampling.  Sample PH62 taken near surface in undisturbed ground on the side of the clearing of the remote sump produced no indicator grains.  A further 4 km east along the road, sample PH54D from another burrow pit returned 2 sphalerite grains.

Four samples (PH63, PH65, PH66, and PH67) were taken along a northwest trending road from the Apache gas plant at Zama Lake returned 3, 2, 3, and 100 grains of sphalerite.  These samples were obtained from burrow pits at a depth of 2 - 4 m below surface.  Sample PH67 also returned two grains of galena, one grain of molybdenite (MS2).  PH65 and PH66 also returned very small gold grains.  The GSC / AGS had taken no samples along this road.  The road is approximately 10 km north of GSC / AGS sample site 2423.

Sample PH58D taken north northeast of Zama City was in a recently active burrow pit just west of GSC/ AGS sample 2371 which produced 700 sphalerite and 2 galena grains.  Sample PH58D produced no indicators.  Large gypsum crystals were also present around this burrow pit.  The road access to site 2371 was flooded and not accessible in June 2006.

SUV Follow-up Sampling
Galena & Gold
N
R7
R6
R5
R4
R3
R2
Twp119
Twp118
Twp117
Twp116
PH59
PH56
PH52
PH58D (0,0)
PH51
PH57
ADAIR
NORTH ZAMA SETTLEMENT
PH66 (0,1)
PH67 (2,0)
PH65 (0,1)
PH63 (0,0)
PH68 (0,2)
PH53D (0,0)
PH61 (0,1)
PH62 (0,0)
PH54D (0,0)
PH55
Legend
Sample Location (Galena, Gold Grain Count)
Geochem Sample
10 km
Scale

Figure 10

Most samples with high sphalerite grain counts also had very high sulfide counts represented mainly by marcasite (FeS2).  Many samples had lots of barite (BaSO4) present in the concentrates.  Sample PH53D had 54 sphalerite, 40,000 marcasite and 2,500 barite grains, while sample PH68 had >100 sphalerite, 19,000 marcasite and 60 barite grains.  Barite and marcasite are common minerals that occur with sphalerite and galena in MVT and SEDEX deposits.
Sample PH68 was taken along Plant Road adjacent to a producing oil well from an old burrow pit nearly full of water.  This sample returned no sphalerite or galena grains but did return 50 barite, 35 marcasite and two small gold grains.

Several samples (PH53, 54, 55, 56, 57 and 58) are still in process, awaiting electron micro-probing at SRC to determine sphalerite grain counts.  The six samples still in process represent a gap in coverage and should likely be re-sampled.  Additional efforts are likely required to access other more remote sites using ATV to obtain further coverage and higher density.  Increasing sample size to 40 kg may provide better sampling statistics.

5.3.1                      Till Geochemistry

Till geochemistry from the silt and clay fractions shows some interesting results for the property.
Regionally zinc appears to define a northeast-southwest corridor of high values.  Regional lead values do not follow the same corridor.  Property level sampling (n=25) shows some interesting trends and may reflect indicators present in the sand sized fraction.  Data for the silt and clay sized fraction for Pb, Zn and Mo is shown on Figure 11.  Considerable variation between duplicates is apparent from samples near each other.  Till composition is likely very heterogeneous and presents sampling issues.  Multiple samples from the same site can produce significant variations.  The laboratory can make the sample analyzed homogeneous and have good reproducibility but the till itself is anything but homogeneous.

The property level sampling shows similar distribution and trends to those present in the GSC / AGS regional set for Pb and Zn.  The small population (n=25) of the property level sampling does not permit a full comparison.  Analysis of geochemistry results by the GSC / AGS appears limited to Pb and Zn only.

Property level sampling returned: a range of 3 to 33 ppm for Pb, 31 to 149 ppm for Zn, 16 to 62 ppm for Cu and 2 to 28 ppm for Mo.  Pb, Zn, Cu, and Mo are regional indicators for Pb-Zn deposits.  The relationship between high sphalerite and galena grain counts and high values in Pb and Zn is not fully understood at this time.

The occurrence of the molybdenite grain in PH 67 prompted the examination of molybdenum levels in the silt and clay fractions.  There may be some correlation between Pb, Zn and Mo in the silt and clay fraction and mineralization as they are regional indicators of Pb-Zn mineralization based on our model.  Further study and an orientation survey is however required.  Further property level sampling is required to define the high Pb and Mo values detected on the property.  Till geochemical samples has the great advantage that analysis is relatively inexpensive and has rapid turn around.

5.4.0                      Aeromagnetic Survey

Aeromagnetic data was acquired from Fugro Airborne Surveys.  This data was brokered data flown in 1996 for the Oil Patch on a non-exclusive basis.  Data is high-resolution and relatively high quality.  Line spacing was 400 m flown at 030°/210° line direction.  Tie line spacing was 1200 m.  Survey was flown at a 100 m drape mode (terrain clearance).  As of the date of this report, only preliminary analysis had been carried out and full analysis was pending removal of cultural noise from man made features.  Data for the entire property was acquired.  The line spacing is rather wide but adequate for initial analysis.  Data analysis for this data set is ongoing.  Any follow-up surveys will likely be at narrower line spacing.

5.5.0                      Data Verification

Data verification measures put in place for this project included: quality control and quality assurance measures using more than one laboratory for heavy mineral analysis, different analysis procedures, laboratory visits (inspections), employment of standards, duplicates and blanks.  Neither the issuer, nor Star Uranium placed any restrictions on our verification procedures

During the follow-up program two difference laboratories were used to process the till indicator mineral samples for heavy mineral concentrates (Saskatchewan Research Council and Overburden Drilling Management) using different sample process procedures.  Loring Laboratories was used for 30 element ICP analysis of the –250 mesh fraction of the till samples.

The Geoanalytical Laboratories of the Saskatchewan Research Council  (“SRC”) in Saskatoon is a ISO/IEC 17025-205 accredited laboratory by the Standards Council of Canada.  The Author has made unannounced inspection visits to the laboratories in the past and concluded the equipment, facilities, procedures, and personnel met industry standards.  The laboratory has satisfactory chain of custody procedures for the handling of samples.  Unfortunately, SRC has been very slow at reporting results.  Their laboratory is currently undergoing a major expansion.

Overburden Drilling Management of Nepean, Ontario is not certified by any standards association.  The firm holds a Certificate of Authorization from the Association of Professional Geologists for Ontario (“APGO”) to practice geology in Ontario.  The principals in the firm are also practicing members of APGO.  The laboratories have not been visited but data from other projects has been reviewed and considered within industry standards.  The laboratory has satisfactory chain of custody procedures for the handling of samples.  The laboratory has ongoing contracts with the federal and several provincial governments.

Loring Laboratories Ltd. is not certified by any standards association.  Loring is currently in the process of undertaking ISO Certification.  Loring Laboratories was visited during 2005 and 2006 on an unannounced basis to review all aspects of the laboratory procedures and sample storage.   The laboratory has satisfactory chain of custody procedures using bar codes for the handling of samples.  In the author’s opinion the sampling, sample preparation, security, and analytical procedure met or exceeded industry standards for QA/QC for early stage exploration properties.  The program included control duplicates, and blank standards.  Control duplicates were within ±5% and blanks showed no contamination.  Repeat samples collected in the field produced significant variation and sampling issues as a result of the non- homogeneous character of the glacial till.

The author is satisfied that the data contained within this report can be relied upon within the precession and accuracy of the analytical techniques used for a grass-roots exploration Pb-Zn play.  No economic ore grade material has been obtained to date on the property but geochemical anomalous values have been obtained.  Final reporting from SRC is currently incomplete pending microprobe analysis of the grains.

Geophysical data for the area is still being processed to ensure the removal of cultural features. These features include pipelines, wellheads or casing, power lines, production facilities or other man made structures.  To a great extent this can accomplished by data processing using filtering or with access to digital databases.  To ensure a higher confidence level the review of aerial photography, satellite imagery and onsite inspections is ongoing or planned.  This ensures that any geophysical targets identified, is valid or not discarded, with proper analysis.

6.0.0                      2007 Property Examination

The issuer is relying upon a property visit conducted by the author in October 2006 as recent property visit and results of sampling conducted during that visit for which it has now assumed responsibility.  Much of the analysis and interpretation is ongoing.

Drilling

The issuer has conducted no drilling on the property.

6.2.0                      Mineral Processing and Metallurgical Testing

The issuer has conducted no mineral processing or metallurgical testing on the property.

6.3.0                       Mineral Resource and Mineral Reserve Estimates

The issuer has completed no mineral resource or mineral reserve estimates for the property.

7.0.0                      Adjacent Properties and Past Production

The adjacent properties to the south were staked for their diamond potential based on indicator mineral results from Stornoway Diamond Corp.’s own sampling (SWY, 2007) and GSC/ AGS sampling (Plouffe et al., 2006).  Stornoway has completed an airborne survey on their property but failed to detect any areas of interest.  Individuals, as a result of other staking activity, staked the properties to the north and east.  No work has been conducted on these properties.  There has been no recorded production of Pb-Zn from the property.

8.0.0                      Exploration Potential

The exploration potential of the Zama Lake Pb-Zn property lies in the recognition that the discovery of sphalerite, galena, barite grains in heavy mineral concentrates are being indicative of the metal bearing hydrothermal fluids ascending through a sedimentary package which hosts carbonates and shale where they could have deposited economic Pb-Zn deposits.  Previous to this, sphalerite and galena occurrences were known in the Devonian carbonate rocks in oil wells in northern Alberta.  High levels of metals were also found in saline formation waters in Devonian Keg River Formation.  Both the federal (GSC) and provincial (AGS) geological surveys have been promoting the Pb-Zn conceptual potential of the Western Canadian Sedimentary Basin for several years (Rice, 2001; Hannigan, 2002; Hannigan et al., 2003).  Previous analyses of Devonian formation waters in Northern Alberta show these waters to be Pb-rich and are thus not related to Pine Point because the deposit is Zn-rich.  Recent analysis shows that Zn values are in an order of magnitude greater than Pb (Hannigan et al., 2003).  Lead isotope dating of the Pine Point deposits is 290 Ma (290 million years ago or Late Pennsylvanian age).  The metal-bearing fluids responsible for Pine Point are much older and likely different than modern formation waters.  Modern formation waters are likely driven by a Laramide deformation event within the Cretaceous.  This would make the whole sedimentary package prospective for Pb-Zn deposition.

The presence of the classical Pb – Zn – Mo anomalous geochemistry on a regional basis in the surficial environment in the clay silt fraction of till within the Zama Lake area indicates proximal source and not a far traveled transported anomaly.  This potential has only recently been recognized.  The structural setting of the Zama Lake Area along parallel structures to the MacDonald – Great Slave Fault northeast-southwest system and cross cutting northwest-southest structures is similar in setting to the Pine Point Area.  Most of these structures are basement features, which have been reactivated over time and penetrate nearly the full sedimentary package.  These structures are likely one of the major controls localizing mineralization.

Exploration on the Zama Lake property consisting of till sampling, examination of indicator mineral concentrates and silt geochemistry indicates the likely proximal presence of Pb-Zn mineralization near surface.  The best potential likely exists along structural breaks (faults), collapse structures, porous zones (tuffs), and proximal or up dip of petroleum zones.  This potential likely exists beyond the carbonates at depth and into the shale.   Further work is required to evaluate this grass-roots Pb-Zn property of merit.

8.1.0                       Interpretation and Conclusions

Exploration on the Zama Lake property has resulted in the discovery of sphalerite and galena in the course sand fraction of glacial till which is likely indicative of a proximal source of Pb-Zn mineralization.  Till geochemistry of the silt fraction also shows anomalous values in Pb, Zn and Mo.  The potential of Pb-Zn has largely been unrecognized because of the lack of knowledge in the metallic mineral potential of Alberta.  Further work is warranted to evaluate this grass roots Pb-Zn play.

8.2.0	Recommendations

A two-phase exploration is recommended to evaluate this Pb-Zn property in the Zama Lake Area of Northern Alberta.  An extensive database of oil industry data exists for the area but most of it is focused at depths in excess of 1000 m within the Devonian carbonates.  Sub-surface data should be compiled from select wells on the property to compile the shallow stratigraphy from well logs.  Any structural information from the logs would also be valuable.  Bedrock topography would also be important to avoid areas of deep overburden.  This information can likely be acquired at a minimum cost.

Further, more extensive bulk till and silt geochemical sampling should be untaken at a higher density using ATV for better access into more remote and wetter areas where summer access does not exist.  Coverage of silt geochemistry sampling should be expanded beyond that of addition bulk till sampling.  Orientation studies should also be undertaken to define variation with depth and lateral variation within burrow pits near current anomalous areas.  Increasing bulk till sample size should also be evaluated.  Data from GSC / AGS multi-element sampling should be fully integrated into a single database.

Isotopic age dating of the sulfide indicator minerals recovered is warranted to date theage of the mineralization.  The age date for mineralization at Pine Point is 290 million years ago.  The age date for mineral at Zama Lake in the subsurface within Devonian carbonates is of a similar age.  Mineralization near surface may relate to the Laramide Orogeny 47 ±10 Ma (million years ago).  This Laramide Orogeny likely deforms rocks up and including Cretaceous age rock.  If the age dates are much younger than the old lead dates for Pine Point, the potential for the play increases significantly.  Several of the grains should have their isotopic composition determined.

Processing of aeromagnetic data should be completed and targets selected for ground follow-up.  Follow-up ground geophysics should likely initially consist of ground magnetometer, VLF-EM, HLEM and selected induced polarization (IP) surveys.  The best suite of surveys should be determined given the local ground conditions and overburden thickness.  It will likely be possible in some cases to use pre-existing grid lines from seismic surveys.  Further airborne EM with magnetics in some areas may be warranted.  The Phase I program would likely define some preliminary drill targets by late fall.  Total cost for the Phase I program is estimated at $400,000.

The recommended Phase II program is largely a winter drilling program because of access issues.  A suite of ground geophysics would delineate drill targets.  Drilling would then be conducted on defined targets within 152.4 m  (500 ft) of surface.  Where possible, surface access would be gained by using pre-existing winter roads.  Operations would likely be based out of one of Zama City’s open camps.  Special care would be required in areas of shallow natural gas.  The special care procedures would not be cost prohibitive but include extra training of crews, spark arrestor on diesel engines and gas deflector on casings.  The drilling component of the Phase II program budget is contingent on the delineation of suitable drill targets.  A phase II budget of $1,000,000 is recommended.  Total Budget for Phase I and Phase II as shown below in Table 3 is estimated at $1,400,000 and is warranted to test this grass roots Pb-Zn property in Northern Alberta.

Table 3 - Proposed Budget Zama Lake Property

Phase I - Summer Early Fall

Well Log Data Compilation	$25,000
Heavy Mineral Sampling	$25,000
Laboratory & Isotopic Analysis	$35,000
Ground Geophysics (IP, EM and Mag)	$265,000
Project Management and Reporting	$50,000
Phase I Total =	$400,000	$ 400,000

Phase II  Winter

Ground Geophysics (IP, EM and Mag)	$200,000
Diamond Drilling (3000 m.)	$750,000
Project Management and Reporting	$50,000
Sub-total=	$1,000,000	$1,000,000

Project Total=		$1,400,000

Notes:
1.	All cost centers are estimates of “all up” expenditures and include overhead but do not include GST.
2.	“All up” costs include labour, taxes, camp support costs, fuel, surface transportation charges, equipment rental, assaying, field supplies, and field supervision.

References

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Alberta Regulations, Metallic and Industrial Minerals Exploration Regulations, including amendments up to 35/2007

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Alberta Regulations, Metallic and Industrial Minerals Tenure Regulations

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Date and Signature Page

The Effective Date of this report is: May 15th, 2007

Respectfully Submitted,

                                                                                                        /s/Paul A. Hawkins
Paul A. Hawkins, P.Eng., B.Sc(Eng).
Principal
Paul A. Hawkins & Associates Ltd.